SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ________________________ to ________________________

Commission file number 000-24931

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

S1 Corporation 401 (k) Savings Plan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices: S1 Corporation, 3500 Lenox Road, Suite 200, Atlanta, GA 30326

Report of Independent Accountants
SIGNATURES
Exhibit Index
EX-23 Consent of PricewaterhouseCoopers LLP

Report of Independent Accountants

To the Participants and Plan Administrator of the
S1 Corporation 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the S1 Corporation 401(k) Savings Plan (the “Plan”) at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of nonexempt transactions, assets and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Atlanta, Georgia
June 7, 2002

S1 Corporation
401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,

	2001	2000

Assets
Cash and cash equivalents	$6,848	$—
Investments	27,204,357	21,455,293
Restricted S1 Corporation common stock	5,037,712	758,332

Total investments	32,248,917	22,213,625

Receivables
Participant contributions	166,761	202,479
Employer contributions	83,979	92,512

Total receivables	250,740	294,991

Net assets available for benefits	$32,499,657	$22,508,616

The accompanying notes are an integral part of these financial statements.

S1 Corporation
401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits

For the Year
Ended
December 31,
2001

Additions to net assets attributed to:
Net appreciation in fair value of investments	$3,785,919
Interest and dividends	335,560
Contributions:
Participant	5,793,166
Employer	2,536,153
Rollovers from other plans	1,069,267

Total contributions	9,398,586

Total additions	13,520,065

Deductions from net assets attributed to:
Benefits paid to participants	(3,529,024)

Total deductions	(3,529,024)

Net increase in net assets available for benefits	9,991,041
Net assets available for benefits:
Beginning of period	22,508,616

End of period	$32,499,657

The accompanying notes are an integral part of these financial statements.

S1 Corporation
401(k) Savings Plan
Notes to Financial Statements

1.    Description of the Plan

The following description of the S1 Corporation 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan, which commenced on July 1, 1996, is a defined contribution plan covering all eligible employees of S1 Corporation and its subsidiaries (the “Company”). Employees are eligible to participate immediately upon hire. Enrollment in the Plan occurs as soon as administratively feasible. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Company changed its name from Security First Technologies, Inc. to S1 Corporation in November 1999. During January 2000, the Plan was amended to change its name from the Security First Technologies, Inc. 401(k) Savings Plan to the S1 Corporation 401(k) Savings Plan.

Also in January 2000, the custodian and recordkeeper was changed from Principal Life Insurance Company (“Principal”) to T. Rowe Price Trust Company (“T. Rowe Price”). All net assets previously held by Principal were transferred into T. Rowe Price funds in January 2000.

Contributions

Participants may contribute from 1% to 15% of their pretax earnings, up to a maximum of $10,500 in 2001 and 2000. Rollover contributions from other qualified plans are permitted. Effective January 2000, the Company makes matching contributions of $1.00 for every dollar that participants elect to contribute, up to a defined limit. Employer contributions are limited to the first 4% of the employee’s eligible compensation and are made in the form of S1 Corporation common stock. Participants are restricted from transferring employer contributions until 12 calendar months following the date the contribution was made. See discussion of amendments relative to employer matching contributions in Note 10.

Rollovers from other plans

Transfers of account balances from other qualified retirement plans by newly employed participants are presented as “rollovers from other plans” in the Statement of Changes in Net Assets Available for Benefits.

Participant accounts

All contributions made to the selected investment funds are participant directed with the exception of employer matching contributions made in S1 Corporation common stock. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

S1 Corporation
401(k) Savings Plan
Notes to Financial Statements

Investments

The Plan’s assets are invested in mutual funds and S1 Corporation common stock. Participants may change their investment allocation, as well as elections on future participant contributions, at any time. Investment transfers from the S1 Corporation common stock fund are subject to certain restrictions, as defined in the Plan agreement. The Plan allocates earnings to participants based on the ratio of the participant’s account balance in each investment fund to the total of all participants’ account balances in each investment fund. Earnings allocations to participant accounts occur at various intervals throughout the year and depend on the funds in which the participant has invested. For a description of the Plan’s investment options, participants should refer to the Plan document and each fund’s most current prospectus.

Vesting

Participants vest immediately in their contributions plus any earnings thereon. Retroactively effective January 1, 2000, Company contributions plus any earnings thereon vest at a rate of 25% per year starting with the first year of participation. Participants become fully vested in Company contributions upon normal retirement age, total and permanent disability, or death. Prior to January 1, 2000, employees vested in their Company contributions at a rate of 33-1/3% per year starting with the third year of participation.

As discussed in Note 5, the net assets of the Edify Corporation employee retirement plan were merged into the Plan during January 2000. Employees of Edify Corporation hired prior to January 1, 2000, follow the vesting schedule of the Edify Corporation 401(k) Profit Sharing Plan (the “Edify Plan”) for all balances transferred, together with earnings thereon, from the Edify Plan. The Edify Plan vests ratably over three years beginning with the first year of participation.

Distribution of benefits

Participants who separate from service for any reason other than retirement and whose value of all vested accounts is $5,000 or less may have the value of their vested accounts distributed to them in a lump sum or elect a rollover distribution. If the vested account balance is greater than $5,000, the participant may elect to receive a lump sum distribution, make a rollover distribution or delay receiving the distribution until normal retirement age. Distribution of benefits to retired participants can be made in either lump sum or periodic payments. If participants die before receiving distribution of their accounts, the full amount of their accounts will be paid to their designated beneficiaries.

As discussed in Note 5, the net assets of the Edify Corporation employee retirement plan were merged into the Plan during January 2000. Former Edify Corporation employees who had account balances as of December 31, 1999, are subject to special provisions. If the participant is married on the date benefit distributions are to begin, the participant will automatically receive a joint and survivor annuity, unless he elects otherwise. If the participant is single on the date benefit distributions are to begin, the participant will receive a single life annuity, unless he elects otherwise. Participants may make a written election to waive the annuity form of payment during the 90-day period before the annuity is to begin.

S1 Corporation
401(k) Savings Plan
Notes to Financial Statements

Participant loans

Beginning in January 2000, participants are allowed to borrow from their vested account balances. Participants may borrow at a minimum $1,000 and at a maximum the lesser of (a) $50,000 reduced by the participants’ highest outstanding Plan loan balances during the 12 months preceding the date of participant loan or (b) one-half the value of the participants’ vested interests in their accounts. Interest on the participant loans is 1% over the prime rate on the first business day of the calendar quarter immediately preceding the date as of which the loan is issued. Participants may have only one loan outstanding at any time.

Forfeitures

Participants forfeit the nonvested portion of the employer matching contributions upon the earlier of (a) the distribution of the vested portion of their accounts, or (b) when the participant incurs five consecutive years with a break in service. Forfeitures are used by the Company to pay administrative expenses. Forfeitures not used to pay expenses shall be applied to reduce the earliest employer contributions made after the forfeitures are determined. Total participant forfeitures amounted to approximately $414,000 and $147,000 for the years ended December 31, 2001 and 2000, respectively.

Administrative expenses

Administrative expenses in excess of forfeitures are paid by the Company. Administrative expenses amounted to approximately $15,000 and $20,000 for the years ended December 31, 2001 and 2000, respectively.

2.    Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statements have been prepared on the modified accrual basis.

Investments

Investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in the Company’s common stock are valued at its market price as quoted on the NASDAQ National Market. Purchases and sales of investments are recorded on a trade-date basis.

Net appreciation in fair value of investments, including realized gains and losses, represents the change in fair value during the year and realized gains and losses on investments sold or distributed during the year.

Contributions

Participant and employer contributions are generally recorded in the period after the Company makes payroll deductions from the participants’ earnings. Receivables reflect contributions made but not yet received in the Plan trust.

S1 Corporation
401(k) Savings Plan
Notes to Financial Statements

Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of benefits

Benefits are recorded when paid.

Risks and uncertainties

The Plan’s investments are subject to market risk due to changes in securities prices. In particular, the Plan’s investments in S1 Corporation common stock are exposed to significant market risk due to the high volatility of the Company’s common stock price. At December 31, 2001 and 2000, the Plan had a significant investment balance in S1 Corporation common stock. Depending on the Company’s common stock price, the Plan could experience significant fluctuations in asset values due to market volatility.

3.    Investments

The following table presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,

	2001	2000

Janus Fund	$1,362,302	$1,272,478
T. Rowe Price Value Fund	1,746,806	1,466,656
T. Rowe Price Equity Index 500 Fund	2,733,298	2,534,198
T. Rowe Price Science & Technology Fund	2,236,620	2,876,563
T. Rowe Price Balanced Fund	2,722,916	2,864,749
T. Rowe Price Blue Chip Growth Fund	2,459,207	2,645,091
T. Rowe Price Small-Cap Stock Fund	1,348,180	1,137,938
T. Rowe Price Midcap Growth Fund	2,359,915	1,978,682
S1 Corporation Common Stock	11,159,690	2,210,007

The S1 Corporation common stock balance includes amounts contributed based on participant elections and employer matching contributions. As discussed in Note 1, employer matching contributions are restricted for a period of 12 calendar months from the date of contribution.

S1 Corporation
401(k) Savings Plan
Notes to Financial Statements

4.    Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,

	2001	2000

Net assets
Restricted S1 Corporation common stock	$5,037,712	$758,333
Employer contributions receivable	83,979	92,512

	$5,121,691	$850,845

Year Ended
December 31,
2001

Changes in net assets
Contributions	$2,412,944
Net appreciation	4,128,014
Benefits paid to participants	(154,132)
Transfers to participant-directed investments	(2,115,980)

$4,270,846

5.    Plan Mergers

In November 1999, the Company completed the acquisitions of Edify Corporation (“Edify”), FICS Group, N.V. (“FICS”) and VerticalOne Corporation (“VerticalOne”). In April 2000, the Company completed the acquisitions of Q-Up Systems, Inc. (“Q-Up”) and Davidge Data Systems Corporation (“Davidge”). In November 2000, the Company completed the acquisition of LevelNext, Inc. (“LevelNext”). The employee retirement plans of Q-Up, Davidge and LevelNext were terminated and participants of these plans were given the option to enroll in the Plan upon acquisition. The assets of the employee retirement plans for Edify, FICS (domestic operations only) and VerticalOne were merged into the Plan in January 2000.

SI Corporation sold VerticalOne in January 2001. Per the provisions of the Plan, all VerticalOne employees were given the opportunity to take a taxable distribution or roll over their vested balances to a qualified employer’s plan or individual retirement account.

The Company completed the acquisition of Software Dynamics Incorporated (“SDI”) in September 2001. Eligible employees of SDI began participating in the Plan in November 2001. As of December 31, 2001, the assets of the SDI Savings and Retirement Plan (“SDI Plan”) were not merged into the Plan. During December 2001, the Company amended the Plan to make a qualified special contribution on behalf of the SDI employees to compensate them for the lapse of time between the purchase of SDI and the rollover of assets into the Plan. The qualified special contribution was approximately $60,000. During 2002, upon receipt of a determination letter from the Internal Revenue Service

S1 Corporation
401(k) Savings Plan
Notes to Financial Statements

(“IRS”), the Company intends to terminate the SDI Plan and merge the assets into the Plan.

Generally, the participants in these merged plans are given full credit for their service with their previous employers for purposes of both eligibility and vesting in the Plan.

6.    Nonexempt Transactions

For the year ended December 31, 2001, the Company did not remit certain participant contributions to the Plan within the time permitted by the Department of Labor, thus constituting a lending of such moneys to the Company. As such, these transactions represent nonexempt transactions between the Company and the Plan, as identified in Schedule G. In order to restore any losses or profits, the Plan trustee calculated the earnings on the contributions owed to the Plan, and allocated the appropriate amounts to the affected participants’ accounts. The total amount allocated to the participants’ accounts was approximately $6,200.

7.    Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue the employer contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

8.    Tax Status

The IRS has determined and informed the Company by a letter dated August 2, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

9.    Related Party Transactions

At December 31, 2001 and 2000, the Plan held 689,721 and 420,951 shares of S1 Corporation common stock with a market value of $11,159,690 and $2,210,007, respectively.

Certain Plan investments are shares of mutual funds managed by T. Rowe Price, the Plan Trustee, and therefore, these transactions qualify as party-in-interest transactions. Fees incurred for administrative expenses amounted to approximately $15,000 and $20,000 for the years ended December 31, 2001 and 2000, respectively.

S1 Corporation
401(k) Savings Plan
Notes to Financial Statements

10.  Subsequent Events

On February 14, 2002, the Company completed the acquisition of Regency Systems, Inc. (“Regency”), a wholly-owned subsidiary of Transaction Systems Architects, Inc. (“TSAI”). The Plan was amended effective April 30, 2002 to include Regency’s employees, who will receive credit for prior service with Regency with regards to eligibility and vesting. Regency employees’ balances in the Transaction Systems Architects, Inc. 401(k) Plan were rolled into the Plan on June 3, 2002.

Effective April 1, 2002, the Plan was amended with regards to employer matching contributions. As discussed in Note 1, prior to April 1, 2002, Plan participants received employer matching contributions in S1 Corporation common stock of $1.00 for every dollar contributed by the participants, up to the first 4% of eligible compensation. The amendment now allows Plan participants to elect to receive employer matches in one or more of the other investment options available with the Plan. Participants will be allowed to change their employer match election once every 12 months. The amount of the employer match is calculated in one of the following two ways:

•	Participants electing to continue the match in the form of 100% S1 Corporation stock will be matched $0.50 in S1 stock for every dollar contributed, up to 8% of the participant’s compensation or,

•	Participants electing to receive the match in the form of one or more of the other investment options will be matched $0.50 for every dollar contributed, up to 6% of the participant’s compensation.

S1 Corporation
401(k) Savings Plan
Schedule G, Part III — Schedule of Nonexempt Transactions
For the Year Ended December 31, 2001

		Descriptions of
		transactions,
		including maturity
	Relationship to	date, rate of
	plan, employer or	interest
Identity of Party	other party in	collateral, par or				Current Value of	Net Gain or (Loss)
Involved	interest	maturity value	Purchase Price	Selling Price	Cost of Assets	Assets	On Each Transaction

S1 Corporation	Plan Sponsor	Deemed loan to the Company dated January 30, 2001, maturity March 28, 2001	$6,098	$5,381	$6,098	$5,381	$717
S1 Corporation	Plan Sponsor	Deemed loan to the Company dated January 30, 2001, maturity April 10, 2001	6,023	11,040	6,023	11,040	5,017
S1 Corporation	Plan Sponsor	Deemed loan to the Company dated February 5, 2001, maturity March 22, 2001	3,625	3,181	3,625	3,181	444

S1 Corporation
401(k) Savings Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2001

		Current
	Cost	Value

Participant Loans — Interest Rates of 2.5% to 10.5%	$273,762	$273,762
Janus Fund	1,691,258	1,362,302
Dresdner RCM Biotechnology Fund	3,088	3,088
*T. Rowe Price Value Fund	1,776,507	1,746,806
*T. Rowe Price International Stock Fund	765,648	607,300
*T. Rowe Price International Discovery Fund	983,876	775,985
*T. Rowe Price Prime Reserve Fund	1,283,782	1,283,782
*T. Rowe Price Equity Index 500 Fund	3,036,450	2,733,298
*T. Rowe Price Science & Technology Fund	3,324,124	2,236,620
*T. Rowe Price Mid-Cap Growth Fund	2,339,861	2,359,915
*T. Rowe Price Small Cap Stock Fund	1,263,225	1,348,180
*T. Rowe Price Balanced Fund	2,934,172	2,722,916
*T. Rowe Price GNMA Fund	1,165,826	1,169,218
*T. Rowe Price Blue Chip Growth Fund	2,757,165	2,459,207
*S1 Corporation Common Stock	3,725,335	6,121,978
*Restricted S1 Corporation Common Stock	2,552,578	5,037,712

	$29,876,657	$32,242,069

* Party-in-interest to the Plan

S1 Corporation
401(k) Savings Plan
Schedule H, Line 4j — Schedule of Reportable Transactions
For the Year Ended December 31, 2001

	Description	Purchase	Selling	Cost of	Current Value	Net Gain
Identity of Issue	of Asset	Price	Price	Asset	of Asset	or (Loss)

Janus Fund	Mutual Fund	$852,620	$—	$852,620	$852,620	$—
Janus Fund	Mutual Fund	543,708	356,600	543,708	356,600	(187,108)
* T. Rowe Price Value Fund	Mutual Fund	825,892	—	825,892	825,892	—
* T. Rowe Price Value Fund	Mutual Fund	496,606	506,549	496,606	506,549	9,943
* T. Rowe Price Equity Index 500 Fund	Mutual Fund	1,018,174	—	1,018,174	1,018,174	—
* T. Rowe Price Equity Index 500 Fund	Mutual Fund	534,890	454,116	534,890	454,116	(80,774)
* T. Rowe Price Science & Technology Fund	Mutual Fund	1,089,054	—	1,089,054	1,089,054	—
* T. Rowe Price Science & Technology Fund	Mutual Fund	945,402	479,962	945,402	479,962	(465,440)
* T. Rowe Price Balanced Fund	Mutual Fund	664,559	—	664,559	664,559	—
* T. Rowe Price Balanced Fund	Mutual Fund	598,810	561,274	598,810	561,274	(37,536)
* T. Rowe Price Blue Chip Growth Fund	Mutual Fund	757,798	—	757,798	757,798	—
* T. Rowe Price Blue Chip Growth Fund	Mutual Fund	678,606	555,775	678,606	555,775	(122,831)
* S1 Corporation Common Stock	Common Stock	2,931,743	—	2,931,743	2,931,743	—
* S1 Corporation Common Stock	Common Stock	948,119	1,021,405	948,119	1,021,405	73,286
* Restricted S1 Corporation Common Stock	Common Stock	2,643,247	—	2,643,247	2,643,247	—
* Restricted S1 Corporation Common Stock	Common Stock	2,511,251	2,486,391	2,511,251	2,486,391	(24,860)

* Party-in-interest to the Plan

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

S1 Corporation 401 (k) Savings Plan
401 (k) Plan Committee

Date: June 28, 2002	By:	/s/ Matthew Hale

Name: Matthew Hale Title: Committee Member

Exhibit Index

Exhibit No.	Exhibit

23	Consent of Independent Accountants